UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Statutory Demands Received By Singapore Subsidiaries

On January 22, 2026, Davis Commodities Pte. Ltd. (“DCPL”) and LP Grace Pte. Ltd. (“LP Grace”), Singapore subsidiaries (the “Subsidiaries”) of Davis Commodities Limited (the “Company”), received statutory demand letters (together, the “Statutory Demands”) from counsel to a supplier (the “Supplier”) in connection with amounts claimed to be due under a Singapore court judgment. The Statutory Demands demand payment by (i) DCPL of US$620,130.00 and (ii) LP Grace of US$129,600.00, in each case together with applicable interest and costs, within the time period specified in the Statutory Demands. The Statutory Demands state that if the amounts demanded are not paid, secured, compounded or otherwise resolved within such period, the Supplier may commence winding-up proceedings against the Subsidiaries in Singapore. On February 12, 2026, the Subsidiaries received further correspondence from counsel to the Supplier regarding a potential negotiation and settlement process.

The Company further confirms that, as of the date hereof and to the Company’s knowledge, neither the Company nor any of its other subsidiaries has provided any corporate guarantee in favor of the Supplier in respect of the Subsidiaries’ obligations under the Statutory Demands, and no claim or legal proceeding has been served on, or to the Company’s knowledge commenced against, the Company or any of its other subsidiaries in connection with this matter. As the Subsidiaries are primarily engaged in commodities trading and maintain relatively asset-light balance sheets, the Company is evaluating potential options, including engagement with the Supplier. To maintain business continuity, the Company is assessing and implementing adjustments to its trade flows and certain operational arrangements among its other subsidiaries and intends to continue to serve its key suppliers and customers in the ordinary course. However, there can be no assurance as to the ultimate outcome of this matter or the timing or impact of any related developments. The Company is actively managing this matter in a prudent and orderly manner with a view to supporting business continuity.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Registration Statement and other filings with the SEC, which are available for review at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

By:	/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

Date: February 12, 2026

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